BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is February 4, 2011.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:        February 7, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. offers incentive to early exercise of warrants and announces Special General Meeting.

5.	Full Description of Material Change

The Company proposes to raise additional working capital by offering an incentive for the early exercise (the “Transaction”) of eight series of unlisted outstanding share purchase warrants of the Company (the “Warrants”).

As an incentive to accept the exercise proposal, warrant holders are being offered an 18% discount to the current exercise price. The discount will compensate warrant holders for loss of leverage in their investment, cost of financing the transaction and/or opportunity cost if other investments are liquidated to fund the Transaction as well as any resulting tax consequences.

Mr. Baldock states, “The proposed Transaction will assist in providing the capital required to fund the Company’s capital budget for 2011. Exercise of the Warrants will go a long way toward cleaning up the corporate capital structure and will provide much needed capital towards the successful completion of our mine and mill refurbishment plans and gold production expansion at Jerritt Canyon.

The Company requires immediate working capital to fund its business plan. Primary use of proceeds will be towards (but not limited to):

  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/12,

  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system,
  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown in May 2011,
  Complete winterization of the plant including construction of a containment building and installation of new ore drying equipment that should be protected from climatic extremes,
  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing,
  Obtain underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine.

Mr. Baldock says, “We had record breaking bad weather at Jerritt Canyon this winter that slowed and halted production at times. This has been an unacceptable historic problem at this facility over the years and we now intend to fix the problem once and for all by housing equipment that never should have been out in the elements in the first place. Fortunately we have enough spare capacity and stockpiled ore to make up the lost production now that the weather is improving, and we still intend to hit our previously stated gold production targets. This will be a “good as new” all weather facility when we complete these necessary upgrades.”

He adds, “It is our intention to complete most of the necessary capital projects in the 2011 calendar year so the Company can focus on growing production at the milling facility and expansion of our reserve/resource base through near-term acquisitions and organic exploration. We have the only spare capacity for processing refractory sulfide ore in the Nevada region and we see very little competition on the horizon because of permitting challenges. It is essential that we complete the upgrading of our fully permitted and operating facility so we can take advantage of the vast supply of refractory ore available to us in this positive gold environment.”

The Company has eight series of unlisted Warrants outstanding, with expiry dates ranging from April 24, 2011 to August 13, 2013, and exercise prices ranging from $0.08 per share to $0.40 per share. The Company proposes to reduce the exercise price of each series of warrants by approximately 18% for a period of 30 days, after which the exercise price shall revert to the original exercise price. If all of the Warrants are exercised at their respective reduced exercise prices, 235,823,053 additional shares, being 34.262% of the Company’s current issued and outstanding shares, will be issued for gross proceeds to the Company of $59,343,502.51.

The transaction is conditional upon acceptance by the TSX and, in accordance with Section 607(e) of the TSX Company Manual, the obtaining of disinterested shareholder approval. The Company proposes to seek such disinterested shareholder approval at a meeting of shareholders slated for March 8, 2011. The Company will make a further announcement advising when the offer commences and the date the offer expires as well as details for acceptance of the offer. The exercise price of any Warrants not exercised on or before the 30-day exercise period will revert to their original respective exercise prices.

Votes of the common shares held by holders of the Warrants and their respective associates and affiliates will not be included for the purposes of obtaining such disinterested shareholder approval. As a result, the votes attached to 384,003,989 shares, representing the total number of shares held by the holders of Warrants, and their respective associates and affiliates, will be excluded from the vote in regards of the required shareholder approval.

Graham Dickson, a director and the Chief Operating Officer of the Company, currently holds, directly and indirectly, an aggregate of 2,396,000 (0.348%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Dickson upon exercise of the Warrants is 100,000 shares, being 0.015% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Dickson would then hold 2,496,000 shares, being 0.363% of the Company’s then issued share capital, on a partially diluted basis, or 0.270% on a fully diluted basis.

Jean-Edgar de Trentinian, a director of the Company, currently holds, directly and indirectly through Orifer SA, an aggregate of 188,700,500 (27.416%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. de Trentinian upon exercise of the Warrants is 141,300,000 shares, being 20.529% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. de Trentinian would then hold 330,000,500 shares, being 39.779% of the Company’s then issued and outstanding share capital, on a partially diluted basis, or 35.559% on a fully diluted basis.

François Marland, a director of the Company, currently holds 53,545,000 (7.779%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Marland upon exercise of the Warrants is 27,500,000 shares, being 3.995% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Marland would then hold 81,045,000 shares, being 11.322% of the Company’s then issued share capital, on a partially diluted basis, or 8.774% on a fully diluted basis.

Shaun Heinrichs, the Company’s Chief Financial Officer, currently holds 260,000 (0.038%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Heinrichs upon exercise of the Warrants is 150,000 shares, being 0.022% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Heinrichs would then hold 410,000 shares, being 0.060% of the Company’s then issued share capital, on a partially diluted basis, or 0.044% on a fully diluted basis.

Sprott Asset Management as a Portfolio Manager (“Sprott”), an insider of the Company, currently holds an aggregate of 99,481,834 (14.453%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Sprott upon exercise of the Warrants is 35,000,000 shares, being 5.085% of the Company’s current issued and outstanding shares. Upon completion of the exercise of its Warrants, Sprott would then hold 134,481,834 shares, being 18.593% of the Company’s then issued share capital, on a partially diluted basis, or 14.559% on a fully diluted basis.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 7th day of February, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO